PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	March 31,	December 31,
	2004	2003
Short-term debt	$27.3	50.5
Current portion of long-term debt	258.2	204.6
Long-term debt	1,586.1	1,703.9

Total debt	1,871.6	1,959.0
Minority interests in consolidated subsidiaries	417.9	70.2
Shareholders’ equity	3,382.5	3,063.8

Total capitalization	$5,672.0	5,093.0

Ratio of total debt to total capitalization	33.0%	38.5%